Nancy Hanks Project
Geology and Drilling Report for 2008

Executive Summary

     The Garnet project is located forty miles east of Missoula in Granite County. The projects are part of the historic gold mining district of Garnet, Montana. This mining district produced approximately 150,000 ounces of gold from underground hard rock mining and an additional 500,000 ounces from the many placer operations from the late 1800's though the start of WWII. The gold contained in the hard rock deposits was primarily found in shallow to moderate dipping quartz veins, stock work systems, and shear zones, hosted by Cretaceous granodiorite, Paleozoic sediments, and upper Proterozoic quartzites.

     During the 2nd half of 2008, the Grant Hartford Corporation began a definition drilling program consisting of 54 reverse circulation drill holes (12,497.5 feet), examining three ore systems. Drill targets were based on results from exploration conducted by Pegasus Gold between Dec., 1989 and Dec., 1992 and many historical records, maps, and other geologic reports. Pegasus Gold completed 147 reverse circulation holes (47,601 feet) and six core holes (1,710 feet). Combined, the total drill footage available for reserve calculation and mine planning is 31,808.5 feet.

     The Pegasus Project Summary, (Stimson 1992) reported a potentially mineable reserve for the Nancy Hanks deposit (which includes the Dewey Vein system) of 3.2 million tons with an average grade of .040 opt Au and a waste to ore stripping ratio of 2.2 to 1. This calculation was based on 16 cross sections, 43 reverse circulation holes, 3 core holes, and 9 trenches. The Brower Report (1999) indicated a "6 year mine life with 6,972,000 short tons of gold ore averaging ..086 troy ounces per short ton". Waste rock totals 4,452,000 tons for a strip ratio of 1:1.6. "Tonnages, pit grades, and boundaries were derived from computerized mine design software, using extensive drill hole data from earlier assessment work." (Pegasus data 1989-1992).

     These reserve estimates are based on open pit extraction with high grade vein systems included. A new reserve calculation will need to be made in 2009. It can include both an underground (high-grade) reserve and an open pit reserve. Additional drilling in 2009 should be directed to enlarge and improve both of these reserve calculations.

     The Tostman deposit is located 1,500 feet west of the Nancy Hanks deposit. No drilling was completed in 2008 in this area. The company has permitted drill sites to better define this deposit in 2009. The Pegasus project summary reported approximately 1.4 million tons of open pit material with an average grade of 0.037 opt Au with a 2:1 waste to ore stripping ratio. This estimate is based on two cross sections, 9 reverse circulation holes, 1 core hole, and two trenches.

Introduction

     This report details drill plans, results, and conclusions of exploration activities conducted at the Garnet Project by the Grant Hartford Corporation during 2008. Drilling commenced in early July and was ended for the season in late December. Drilling was halted primarily due to in-climate weather, to evaluate results, and to plan our exploration goals for 2009. All drilling was completed by O'Keefe Drilling of Butte, MT, using reverse circulation rigs.

Geologic Setting

     The Garnet Project is located in the Garnet Range in West Central Montana. This property can be found in the historic Garnet Mining District. There have been numerous geologic evaluations over the years of the Garnet Range (c.f. Pardee, 1917, Kaufman, 1957, Sears, 1990, Reichl and Reynolds, 1988 to 1990).

     There are three main geologic units in the project area. The Pre-Cambrian Garnet Range Quartzite, a Paleozoic sequence of sedimentary deposits, and the Cretaceous age Garnet Range Granodiorite. The Paleozoic sedimentary rocks sequence includes limestones, dolomitic limestones, and various shales. Most of the economically enriched zones occur along the contact between the Garnet Range granodiorite and the Paleozoic sedimentary sections. There are local marble units probably formed from limestones contacting the intrusive Garnet Range Stock (granodiorite). The Garnet Range Stock ranges from an un-altered, medium grained, salt and pepper granodiorite to highly chloritic and/or propolytically altered, iron stained sections.

     Structurally, the district has a general east-west fabric which parallels the contact between the granodiorite and the sedimentary rocks. There are several large fault systems none of which indicate movement of over a few hundred feet. Most of the faults strike E-W in the Nancy Hanks system and range from 20-40 degrees dipping north. Fractured zones and/or bedding planes along the contact area, allowed hot fluids (probably associated with the stock placement) to permeate the granodiorite and leave economically valuable minerals. Many of the fractures are quartz filled and contain various levels of sulfides (primarily pyrite). The higher grade veins generally contain large amounts of leached sulfides and give rise to a "red ore" such as the one found in the Nancy Hanks Mine which averaged around 8 OPT Au. Gold is the most common economic mineral in the district including telluride minerals, with minor amounts of silver and copper.

2008 Exploration Planning and Results

     Grant Hartford's 2008 exploration program was designed to further evaluate eight target areas. Most were based on results obtained by Pegasus Gold's exploration project (1989-1992). The Pegasus Garnet Project Summary (Stimson, 1992), identified 16 different "mineralized areas" of high grade gold ore. Numerous historical accounts and records were also used to determine the most promising targets.

     Due to the encouraging results obtained in the first three zones drilled, no drilling was conducted on any of the other targets in 2008. All three zones were found in the Nancy Hanks/Dewey vein system. During 2008, Grant Hartford completed 54 holes with total drill footage of 12,497.5 feet. Drill locations were based on high grade intercepts reported by Pegasus. Plans called for confirmation of these high-grade intercepts, tightening drill spacing for more accurate reserve estimation, adding more mineable tonnage to the previously calculated reserves, and evaluating the high-grade intercepts for underground extraction. The Pegasus program focused on open pit extraction and did not calculate high grade underground reserves separately.

Dewey (N. Nancy Hanks)

Six holes were drilled on the North Dewey deposit totaled 2,085 feet. 97' of which had grades ranging from .100 - .958 OPT (ounces per ton) Au. The North Dewey has several oxidized quartz vein systems contained in granodiorite. These are at several different levels and would be extractable with underground mining methods. More holes will be drilled to the west and east to try to expand this system in 2009.

- GHD4-08 Hole 4 was drilled to 360 feet and encountered 7' of .447 OPT in white coarsely crystalline marble. This was our "discovery hole for the" marble zone discussed later in this report. This zone is further explored in holes drilled in the Nancy Hanks pit.

- GHD5-08 This hole encountered 5' @ .104.

- GHD6-08 There were minor intervals of grade encountered in the .08-.100 range. This hole hit historic workings at 185' and 10' of sample 185-195 was lost. This corresponds to historic working encountered in Pegasus holes NHC-4 and NH8-89. These zones may be worth more examination with holes to the south, east, or west.

- GHD7-08 was designed to expand the newly discovered zone of 7' @.447 found in GHD4-08. It would also re-explore NH65-92. This hole encountered 5' @ .117 OPT in the Pegasus zone. This hole also hit the ore zone in marble and had 10' @ .208 OPT.

- GHD8-08 This hole was drilled to determine the extents of the 2 zones of interest to the north. Hole 8 did not encounter the new zone which cut it off to the north, but had 5' @ .074 OPT Au in the Pegasus zone.

- GHD9-08 Hole 9 hit no grade of interest. Holes 8 & 9 cutoff the "marble" zone to the north.

NANCY HANKS PIT

High Grade Veins

There were several different ore zones targeted in the Nancy Hanks Pit during 2008. The first target was a shallow oxidized quartz vein from 5 to 60 feet from the surface. This vein was discovered in a drill sump excavated in the pit. The location matches historic records which mention an un-mined vein above the historic workings. The first sample taken from this vein had a grade of 2.73 OPT Au and 3.78 OPT Ag. Copper grades up to 3% were found in this deposit. This vein varies from 1.5 to 3 feet in thickness and dips at roughly 30 degrees to the NW. Several other veins continue to the NW and will be further defined during the beginning of the 2009 drill program. These veins are at various levels and should allow extraction by underground methods. There are several high grade intercepts north of the pit, which will be explored as well. A previously undiscovered vein was found approximately 200 feet below the surface. This is an oxidized vein hosted in white crystalline marble that averaged .346 OPT over a strike length of XXX. Several of the holes encountered historic workings which will be useful for mine planning in the future.

-GHN36-08 was drilled at the west end of the pit to further define the extents of the marble zone. A high grade vein was discovered which is approximately 100 feet in depth. The interval from 95-105 has an average grade of 1.338 OPT Au. The interval from 95-175 had an average grade of .289 OPT Au.

-GHN43-08is located approximately 75 feet west of the existing pit and continued to indicate the continuation of the vein systems found in the pit. It contained 50' of .078 opt Au which included 5' of .354 opt Au and 5' of .206 opt Au which are associated with the high grade veins found to the east in the pit area.

Nancy Hanks Pit Material

Holes P2-P9 were drilled vertically with depths varying from 30-60 feet for a total of 332.5 feet with high grade intercepts ranging from .098-.828 opt Au. Numerous ore grade veins were encountered containing altered/oxidized shallow dipping (10-30 degrees) quartz veins contained in granodiorite. Due to the proximity to the surface, this material is only extractable by open pit methods. The average depth of mineable material averages 35' from the surface, with a grade of .069 OPT. This deposit appears to be getting thicker and richer to the northwest. Plans for drilling this extension are included in early 2009 exploration. Grades of over .800 OPT Au over 7.5' were found in the most NW hole. This vein system dips towards the northwest, appears to be continuous, and an extension to the west and north would greatly increase mineable tonnage using underground mining methods. Just south of the pit edge, the igneous/sedimentary boundary is found with white crystalline marble being the predominant rock type. There are also small inclusions of other sediments such as limestone and quartzite as well as skarn formation. This contact area will be drilled further in 2009.

"Marble" Zone

Holes GHN20-26 have been drilled to further expand the zone discovered in holes GHD 4 & 7. 2,135 feet of reverse circulation drilling has been done so far to explore this ore deposit. Over 35 feet of which had grades ranging from .098-.882 opt Au in the target zone.

These holes go through granodiorite/altered granodiorite for approximately 150 feet. They then encounter marble grading to limestone away from the intrusive granodiorite. The ore is encased in the marble section.

-GHN20-08 was drilled vertically to encounter the marble zone discovered previously. This hole expanded the ore zone another 20 feet to the west. Ore was encountered in altered/ oxidized quartz veins enclosed in white crystalline marble.

-GHN21 through 26-08 were drilled at various azimuths and dips to expand the "marble" zone to the west and south. These holes resulted in grades of from .140 to .788 OPT Au in the ore zone with thicknesses averaging approximately 5'. This drilling has given us a strike length of over 80'. It also appears the zone is becoming larger up dip as we move to the west.

EAST DEWEY

The East Dewey drilling indicates several ore zones at differing depths. This would allow ore extraction at many different levels using underground mining techniques. Plotting of drill traces indicates faulting with minor movements of 20-30 feet. This system is structurally complex and core drilling will be used to further define this deposit. There is a great potential to block out a large underground reserve in the East Dewey system indicated by the large number of high grade intercepts encountered. Further definition will be completed in 2009. There are also several targets west of this area which will be examined in 2009. Primary ore veins are contained in altered granodiorite in shallow (10-30 degrees) north dipping structures. Drill holes to the south ended in mixed altered sediments and minor endoskarn/exoskarn. This boundary will be a focus for drilling in 2009.

13 holes were drilled in the East Dewey system totaling 4,495 feet of which over 130 feet contained with high grade intercepts ranging from .098 - .620 opt Au.

- GHS2-08 was designed to examine NH82-92 (20" @ .558/ 15' @ .777) Several zones of ore grade material were encountered with intercepts of 5' @.291, 15' @ .099, 5" @.105, and 5' @ .104 opt Au.

- GHS10 through 19-08 were drilled from the same location as hole GHS2-08. Numerous ore grade zones were encountered in these holes ranging from .080 OPT to .620 opt Au. Ore is found in oxidized veins contained in altered granodiorite.

Conclusion

The drill program for 2008 was an overall success with multiple high-grade zones intercepted. The Company's 2008 drill program discovered and expanded ore zones indentified by Pegasus in the East Dewey and North Dewey zones. Drilling on the Nancy Hanks deposit confirmed mineable ore grade material identified by Pegasus with open boundaries in several directions. The potential to define additional ore grade tonnage is high. A new ore zone at the 200 foot level in the area of Nancy Hanks pit was discovered which is open in three directions. Inputting the Company's 2008 drill data and the Pegasus drill data into a sub-surface mine modeling program will provide the Company with an updated open pit reserve calculation and an underground high-grade reserve calculation.

Recommendations

It would be prudent for the Company to complete the following tasks in 2009:

1.	Enter all existing geological, geophysical and geochemical data, including the Pegasus drilling data, and the Company's 2008 drilling data, into a sub-surface 3D mine modeling program to determine an updated reserve calculation,

2.	Engage a metallurgical lab to analyze samples from the 2008 drilling program to determine the correct grind size, and conduct specific gravity concentration and flotation tests, in order to determine a flow sheet,

3.	Based on the data from the flow sheet, engage an engineering firm to design and provide bids for the construction of a milling facility to process high grade ore,
4.	Engage a Geophysical firm to conduct Induced Polarization tests on the North Dewy target to identify additional anomalous areas for drilling during the 2009 season.
5.	Engage an underground mining engineer to provide cost estimates for underground ore extraction on indentified deposits,
6.	Drill up to 150 reverse circulation holes on targets identified in the area of the Nancy Hanks and Dewey to block out high grade ore for extraction, and to complete definition drilling to improve the Nancy Hanks' open pit reserve calculation to a proven/measured reserve category,

7.	Upon completion of the 2009 drilling program engage an engineering firm to begin a feasibility study for processing low grade ores utilizing open pit mining methods,
8.	Drill at least 2 additional high value targets of the 16 high grade targets identified in previous drill programs. I recommend drilling the Free Coin / Willie claims and the Tostman / Cascade claims which were permitted and bonded in the 2008 Operational Plan,

References

Brower, John C., 1999, Mineral Property Valuation, Garnet and Copper Cliff Mining Districts

Stimson, Eric, 1992 Garnet Project Summary, Pegasus Gold Corporation